Exhibit 99.3

AURA MINERALS INC (the " Company ") Annual and Special Meeting June 16, 2026 at 10:00 AM (Canada/Eastern Daylight) Link: https://virtual - meetings.tsxtrust.com/en/1932 Password: aura2026 (case sensitive) (the " Meeting ") Proxy Voting – Guidelines and Conditions 1. THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY. 2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING. 3. If you appoint the Management Nominees indicated on the reverse to vote on your behalf, they must also vote in accordance with your instructions or, if no instructions are given, in accordance with the Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose. 4. This proxy confers discretionary authority on the person named to vote in their discretion with respect to amendments or variations to the matters identiﬁed in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof. 5. The securityholder has a right to appoint a person or company to represent the securityholder at the Meeting other than the person or company designated in the form of proxy. Such right may be exercised by inserting, on the reverse of this form, in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a securityholder of the Company. 6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the securityholders of the Company. 7. To be valid, this proxy must be ﬁled using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxy, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any particular late proxy. 8. If the holder is a corporation, the proxy must be executed by an oﬃcer or attorney thereof duly authorized, and the holder may be required to provide documentation evidencing the signatory’s power to sign the proxy. 9. Guidelines for proper execution of the proxy are available at www.stac.ca . Please refer to the Proxy Protocol. Electronic Delivery If you are a registered securityholder and wish to enroll for electronic delivery for future issuer communications including meeting related materials, ﬁnancial statements, DRS, etc., where applicable, you may do so: 1. After you vote online at www.voteproxyonline.com using your control number. 2. Through TSX Trust’s online portal, Investor Insite. You may log in or enroll at https://www.tsxtrust.com/investor - login For details go to www.tsxtrust.com/consent - to - electronic - delivery Notice - and - Access The Canadian securities regulators have adopted rules which permit the use of notice - and - access for proxy solicitation instead of the traditional physical delivery of material. This process provides the option to post meeting related materials including management information circulars as well as annual ﬁnancial statements and management’s discussion and analysis, on a website in addition to SEDAR+. Under notice - and - access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period. Disclosure regarding each matter or group of matters to be voted on is in the Information Circular in the Section with the same title as each Resolution on the reverse. You should review the Information Circular before voting. AURA MINERALS INC has elected to utilize notice - and - access and provide you with the following information: Meeting materials are available electronically at www.sedarplus.ca and also at https://docs.tsxtrust.com/2240 . If you wish to receive a paper copy of the Meeting materials or have questions about notice - and - access, please call 1 - 866 - 600 - 5869. In order to receive a paper copy in time to vote before the Meeting, your request should be received by June 5, 2026. VOTING METHOD Internet Go to www.voteproxyonline.com and enter the 12 digit control number FACSIMILE 416 - 595 - 9593 MAIL or HAND DELIVERY TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 Investor InSite TSX Trust Company oﬀers at no cost to holders, the convenience of secure 24 - hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable holder forms and Frequently Asked Questions. To register, please visit: https://tsxtrust.com/t/investor - hub/forms/investor - insite - registration and complete the registration form. For assistance, please contact TSX TRUST INVESTOR SERVICES. Mail: Tel: Email: 301 - 100 Adelaide Street West Toronto, ON, M5H 4H1 1 - 866 - 600 - 5869 tsxtis@tmx.com

FORM OF PROXY (“PROXY”) AURA MINERALS INC (the " Company ") Annual and Special Meeting June 16, 2026 at 10:00 AM (Canada/Eastern Daylight) Link: https://virtual - meetings.tsxtrust.com/en/ 1932 Password: aura2026 (case sensitive) SECURITY CLASS: Common Shares CONTROL NUMBER: «CONTROL_NUMBER» RECORD DATE: May 4, 2026 FILING DEADLINE FOR PROXY: June 12, 2026 at 10:00 AM (Canada/Eastern Daylight) APPOINTEES The undersigned hereby appoints Rodrigo Barbosa, President and Chief Executive Oﬃcer whom failing Joao Kleber Cardoso, Chief Financial Oﬃcer and Corporate Secretary (the “Management Nominees”) or instead of any of them, the following Appointee PLEASE PRINT APPOINTEE NAME as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with the voting instructions, if any, provided below . - SEE VOTING GUIDELINES ON REVERSE - HIGHLIGHTED RESOLUTIONS - VOTING RECOMMENDATIONS ARE INDICATED BY TEXT ABOVE THE BOXES FOR 1. Election of Directors WITHHOLD A) Paulo de Brito B) Bruno Mauad C) Pedro Turqueto D) Richmond Fenn E) Stephen Keith F) Paulo de Brito Filho FOR 2. Appointment of Auditor WITHHOLD Appointment of KPMG LLP and KPMG Auditores Independentes Ltda. as Auditor of the Company for the ensuing year and authorizing the Directors to ﬁx their remuneration. FOR 3. Amendment and Restatement of the Memorandum and Articles of Association of the Company AGAINST As a special resolution, that the Memorandum and Articles of Association of the Company currently in eﬀect be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association. PLEASE PRINT NAME The Proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED Signature of registered owner(s) Date(MM/DD/YYYY) Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and Management’s Discussion and Analysis. Annual Financial Statements – Mark this box if you would like to receive Annual Financial Statements and Management’s Discussion and Analysis. If you are casting your vote online and wish to receive ﬁnancial statements, please complete the online request for ﬁnancial statements following your voting instructions. If the cut - oﬀ time has passed, please fax this side to 416 - 595 - 9593